Item 77Q1
Legg Mason Partners Short Term Bond Fund

Supplement Dated September 2, 2008
to the Prospectus and Statement of Additional
Information
Dated April 28, 2008
for
Legg Mason Partners Income Trust
Legg Mason Partners Short-Term Investment Grade
Bond Fund
(the ?Fund?)
  Effective September 2, 2008, the name of the Fund is Legg Mason Partners Short-Term Bond Fund.
The Fund?s current investment objective, strategies and management remain unchanged.

FDXX011268